UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 31, 2018

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐                No  ☒

The information contained in this Report is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Explanatory Note

This Current Report on Form 6-K is being furnished to provide additional disclosure regarding certain of our subsidiaries that have not guaranteed our 11.25% Senior Secured Notes due 2022, that was inadvertently omitted from our Current Report on Form 6-K filed May 29, 2018.

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $52.3 million, or 44.7%, of our revenue, $0.6 million, or 1.4% of our total net loss, $17.3 million, or 80.9% of our Adjusted EBITDA, $955.0 million, or 36.7%, of our total assets and $591.8 million, or 29.2%, of our total liabilities, in each case, for the three month period ended and as of March 31, 2018. Our non-guarantor subsidiaries accounted for $43.8 million, or 45.9%, of our revenue, $2.0 million, or 4.2% of our total net loss and $11.1 million of our $8.4 million Adjusted EBITDA for the three month period ended March 31, 2017. Our non-guarantor subsidiaries accounted for $952.6 million, or 36.2%, of our total assets and $588.5 million, or 29.2%, of our total liabilities, in each case, as of December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: May 31, 2018